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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Superconductive Components, Inc.
(Name of Issuer)
Common stock, no par value
(Title of Class of Securities)
868048307
(CUSIP Number)
Curtis A. Loveland, Esq.
Porter Wright Morris & Arthur LLP
Columbus, OH 43215
614-227-2004
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	868048307	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Curtis A. Loveland

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		334,956

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		334,956

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	334,956

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 868048307
Page - 3 -

ITEM 1.	Security and Issuer
          This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Superconductive Components, Inc., an Ohio corporation (the “Company”), whose principal executive offices are located at 2839 Charter Street, Columbus, Ohio 43228.

ITEM 2.	Identity and Background
(a)	Curtis A. Loveland (“Mr. Loveland”).

(b)	41 South High Street, Columbus, OH 43215.

(c)	Mr. Loveland’s principal occupation is an attorney with the law firm of Porter Wright Morris & Arthur LLP, 41 South High Street, Columbus OH 43215.

(d)	During the last five years Mr. Loveland has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years Mr. Loveland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Loveland is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration
          Mr. Loveland is deemed to beneficially own 51,000 shares of the Company’s Common Stock as a result of currently exercisable stock options issued by the Company in consideration for Mr. Loveland’s service as the Company’s corporate secretary. Mr. Loveland also paid cash consideration for the 200 shares that he holds in his Keogh account.
          Except for the 51,200 shares described in the preceding paragraph, Mr. Loveland did not purchase or acquire for consideration any of the other shares that he is deemed to beneficially own. As the trustee of the generation-skipping irrevocable trusts of Edward R. and Ingeborg V. Funk, Mr. Loveland beneficially owns 283,756 shares of the Company’s Common Stock. Mr. Loveland expressly disclaims beneficial ownership of these shares.

ITEM 4.	Purpose of Transaction
           See ITEM 3.

CUSIP No. 868048307
Page - 4 -

ITEM 5.	Interest in Securities of the Issuer
(a)	Mr. Loveland beneficially owns 334,956 shares of the Company’s Common Stock in the aggregate, representing 9.5% of the outstanding shares. This includes (i) 51,200 shares of Common Stock beneficially owned by Mr. Loveland individually, of which 200 shares are held directly in a Keogh account and 51,000 shares are subject to presently exercisable stock options held by Mr. Loveland) and (ii) 283,756 shares beneficially owned by Mr. Loveland as the trustee of generation-skipping irrevocable trusts established by Edward R. and Ingeborg V. Funk (Mr. Loveland expressly disclaims beneficial ownership of these shares).

(b)	Mr. Loveland has the sole power to vote and dispose of 334,956 shares of Common Stock.

(c)	On June 11, 2007, Mr. Loveland, as the executor of the Estate of Edward R. Funk and the executor of the Estate of Ingeborg V. Funk, distributed (i) 489,647 shares of Common Stock out of the Estate of Edward R. Funk to the beneficiaries of the Estate of Edward R. Funk and (ii) 398,325 shares of Common Stock out of the Estate of Ingeborg V. Funk to the beneficiaries of the Estate of Ingeborg V. Funk.

(d)	N/A.

(e)	N/A.

ITEM 6.	N/A

ITEM 7.	N/A

CUSIP No. 868048307
Page - 5 -
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 2, 2007	By:	/s/ Curtis A. Loveland
Curtis A. Loveland